FOR IMMEDIATE RELEASE


September 13, 1999


                              NDC AUTOMATION, INC.
                     ANNOUNCES MERGER AGREEMENT WITH PORTEC

CHARLOTTE, NC, SEPTEMBER 13, 1999, NDC AUTOMATION, INC. (OTC BULLETIN BOARD SYMBOL "AGVS"), (the "Company") announced today that it has signed a definitive agreement to merge with a subsidiary of Portec, Inc. Portec, Inc. is a subsidiary of J Richard Industries. The transaction is structured as a merger in which the newly-formed subsidiary of Portec will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Portec. In the merger, stockholders of the Company will receive $0.75 per share in cash for a total transaction value in excess of $2.5 million.

         The transaction is subject to customary conditions including approval by the Company's shareholders. The transaction is expected to close in the fourth quarter of the Company's 1999 fiscal year.

         The Company retained Williamette Associates Management as its financial advisor, who has rendered its opinion to the Board of Directors that the consideration to be paid in the merger is fair to the stockholders from a financial point of view. The Board of Directors unanimously recommends that the stockholders approve the merger.

         Ralph Dollander, President of the Company, said: "This merger forms a perfect strategic combination between the two companies. We are enthusiastic about joining forces with Portec and the advantages the merger offers our customers."

         Lawrence Weber, President of J Richard Industries, L.P. said: "The combination with NDC represents an exciting step in broadening our range of services to our customer base. We are impressed with NDC's management and engineering team as well as NDC's laser navigation technology, which is the most advanced system in the field. By combining NDC's team with our Pathfinder division, the combined operations will be better able to serve our valued customers."

         J Richard Industries, L.P. is a Toledo, Ohio-based manufacturer and distributor of components used in the materials handling, sports, fitness and automotive markets. Portec is a leading manufacturer of highly engineered materials handling subsystems in the industrial automation market. Its products include specialty conveyor systems such as power turns, spirals and chutes, electronic wire guidance controllers for lift trucks, and conveyor systems used in the material handling and sorting of recycled materials.

         NDC Automation, Inc. provides an integrated package of hardware and software control technology and related products to be incorporated into and used to control Automatic Guided Vehicle Systems (AGVS). Such generic controls are designed for their flexibility and are well suited for a broad range of vehicle types. The Company's sales are targeted to OEMs and system integrators, which buy products and engineering services from the Company and incorporate them into their material handling systems for industries in which they specialize, as well as to end-users who buy complete AGVS solutions for their material handling needs.


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         NDC's control technology is operating in over 7,000 vehicles worldwide of which well over 1,000 are laser guided.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES AND EXCHANGE ACT OF 1934. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS.

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For further information contact:

Ralph Dollander or Claude Imbleau
President          Chief Financial Officer
704/362-1115